UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET,

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
bhp.com	bhp.com

Group Governance

23 August 2018

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Mackenzie

Date of last notice	28 November 2017

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Andrew Mackenzie has an indirect interest in 266,205 ordinary shares in BHP Billiton Plc and 93,051 ordinary shares in BHP Billiton Limited held by Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.

No change to these interests

Date of change	22 August 2018

No. of securities held prior to change

Ordinary shares:

BHP Billiton Plc

266,205 – Indirect

BHP Billiton Limited

93,051 – Indirect

Options and other rights:

BHP Billiton Limited

1,503,141 Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

56,217 Deferred Shares (ordinary shares in BHP Billiton Limited) under the Short Term Incentive Plan.

Class	Ordinary shares in BHP Billiton Limited

Number acquired	-

Number disposed	-

Value/Consideration	-

No. of securities held after change

Ordinary shares:

BHP Billiton Plc

266,205 – Indirect

BHP Billiton Limited

93,051 – Indirect

Options and other rights:

BHP Billiton Limited

1,289,440 Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

56,217 Deferred Shares (ordinary shares in BHP Billiton Limited) under the Short Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

2013 Long Term Incentive Plan – nil vesting:

None of Andrew Mackenzie’s 213,701 Long Term Incentive Plan awards vested. BHP’s five year TSR performance was negative 9.3 per cent over the five-year period from 1 July 2013 to 30 June 2018. This is below the weighted median TSR of peer companies of positive 9.6 per cent and below the TSR of the MSCI World Index of positive 67.6 per cent. This level of performance results in zero vesting for the 2013 Long Term Incentive Plan awards and accordingly the awards have lapsed.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP’s Securities Dealing Policy a Director cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730

Fax: +61 3 9611 1044

This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 23, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary